SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              OXFORD RESOURCES CORP.
                                (Name of Issuer)

                     Class A Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  691808 10 9
                                 (CUSIP Number)

                             Hinton F. Nobles, Jr.
                              Barnett Banks, Inc.
                             50 North Laura Street
                          Jacksonville, Florida 32202
                                (904) 791-7720
          (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications)

                                   Copy to:

                            Fred B. White, III, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                               (212) 735-3000

                               January 15, 1997
              (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


          CUSIP No. 691808 10 9

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON.

                   Barnett Banks, Inc.
                   I.R.S. Identification No. 59-0560515

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)____
                                                            (b)____

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                     _____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Florida

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                          3,094,658(1)

          8.   SHARED VOTING POWER

                              0

          9.   SOLE DISPOSITIVE POWER

                           3,094,658(1)

          10.  SHARED DISPOSITIVE POWER

                               0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,094,658(1)

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                                                 _______

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        28.6%(1)

          14.  TYPE OF REPORTING PERSON

                       CO

          _______________________
          1 Assuming issuance of shares as to which Barnett has the right to acquire upon the occurrence of certain events. Barnett disclaims beneficial ownership of such shares. See Item 5.



          Item 1.   Security and Issuer.

                    This statement relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Oxford Resources Corp., a New York corporation (the "Company"). The address of the principal executive offices of the Company is Oxford Resources Corp., 270 South Service Road, Melville, New York 11747.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by Barnett Banks, Inc., a Florida corporation
          ("Barnett"). The address of the principal executive offices of Barnett is Barnett Banks, Inc., 50 North Laura Street, Jacksonville, Florida 32202.

                    Barnett, through its bank and nonbank
          subsidiaries, engages in retail financing services, commercial banking, trust and investment management services, indirect auto lending, mortgage lending and consumer finance.

                    Information as to each of the executive
          officers and directors of Barnett is set forth on
          Schedule I hereto. Each of such persons is a citizen of the United States.

                    (d)  During the last five years, neither
          Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e)  During the last five years, neither
          Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), Barnett will have the right, upon the occurrence of certain specified events, to purchase up to 2,974,658 shares of Class A Common Stock from the Company at an exercise price of $33.75 per share, subject to adjustment. Further, Barnett has acquired shares of Class A Common Stock in the open market transactions described in Item 5 below for an aggregate consideration of approximately $4,362,146. Barnett utilized available cash on hand to finance such purchases.

                    Barnett may from time to time, depending on market conditions, purchase additional shares of Class A Common Stock in open market transactions. Should Barnett purchase additional shares of Class A Common Stock pursuant to the Stock Option Agreement or in such open market transactions, Barnett intends to finance such purchases from available cash on hand.

          Item 4.   Purpose of Transaction.

                    On January 14, 1997, Barnett and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, a newly-formed wholly owned subsidiary of Barnett will be merged with and into the Company (the "Merger") and the Company shareholders will become shareholders of Barnett. Pursuant to the Merger Agreement, each share of Class A Common Stock and each share of Class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Company Common Stock") issued and outstanding at the effective time of the Merger (other than shares of Company Common Stock owned by Barnett or the Company (except for shares held in managed accounts, trust accounts or otherwise in a fiduciary capacity) and other than shares as to which the holder thereof has perfected dissenter's rights) will be converted into and exchangeable for .9085 shares of the common stock, par value $2.00 per share, of Barnett (the "Barnett Common Stock") and a proportionate amount of cash in lieu of fractional shares of Barnett Common Stock. A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference. The Company will be the surviving corporation in the Merger and will continue its corporate existence under the laws of the State of New York. The directors and officers of the Company along with the directors and officers designated by Barnett immediately prior to the effective time of the Merger will be the directors and officers of the surviving corporation. The Restated Certificate of Incorporation and By-laws of the Company in effect at the effective time of the Merger will be the certificate of incorporation and by-laws of the surviving corporation.

                    Consummation of the Merger is subject to certain conditions customary in transactions of this nature, including, among others, approval by the requisite vote of the Company's shareholders, receipt of regulatory approvals, the effectiveness of a registration statement relating to the shares of Barnett Common Stock to be issued to the Company's shareholders pursuant to the Merger, listing of the Barnett Common Stock to be issued pursuant to the Merger on the New York Stock Exchange, and the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

                    As a condition to Barnett's execution and delivery of the Merger Agreement, Barnett and the Company entered into a Stock Option Agreement, dated as of January 15, 1997 (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

                    Pursuant to the Stock Option Agreement, the
          Company granted Barnett an option (the "Option") to purchase up to 2,974,658 authorized but unissued shares (the "Option Shares") of Class A Common Stock for $33.75 per share, subject to adjustment. The Option becomes exercisable in whole or in part, subject to regulatory approval, at any time after (i) the Company or any subsidiary of the Company, without the prior written consent of Barnett, enters into an agreement to engage in or the Board of Directors of the Company authorizes, recommends (or publicly announces its intentions to take any of the foregoing actions) with any person or group (other than Barnett or a subsidiary of Barnett) to effect
          (a) a merger or consolidation, or any similar transaction, involving the Company or any of its subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing subsidiaries), (b) a purchase, lease or other acquisition of all or a substantial portion of the consolidated assets of the Company and its subsidiaries, or (c) a purchase or other acquisition (including by way of merger, consolidation, a tender offer or exchange offer to purchase any shares of Company Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the voting power of the Company (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively), share exchange or otherwise) of securities representing 15% or more of the voting power of the Company or any of its subsidiaries (any of the foregoing being hereinafter referred to as an "Acquisition Transaction"); (ii) the holders of the Company Common Stock fail to approve the Merger Agreement at the meeting of such shareholders contemplated by the Merger Agreement, or such meeting is not held or is cancelled prior to termination of the Merger Agreement, in each case after it has been publicly announced that any person or group (other than Barnett or a subsidiary of Barnett) (a) has made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (b) has acquired or has the right to acquire beneficial ownership of 15% or more of the voting power of the Company, (c) has commenced a Tender Offer or has filed or publicly disseminated a registration statement with respect to an Exchange Offer, or (d) has filed an application under any applicable banking laws seeking regulatory approval to engage in an Acquisition Transaction; or (iii) the Company has willfully breached any covenant or obligation contained in the Merger Agreement, thereby entitling Barnett to terminate the Merger Agreement, after any person or group (other than Barnett or a subsidiary of Barnett) (a) has stated an intention to the Company or the Company shareholders to engage in an Acquisition Transactions if the Merger Agreement terminates, (b) has made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (c) has commenced a Tender Offer or has filed or publicly disseminated a registration statement with respect to an Exchange Offer, or (d) has filed an application under any applicable banking laws seeking regulatory approval to engage in an Acquisition Transaction. Each of the events referred to in clauses
          (i)-(iii) is hereinafter referred to as a "Triggering
          Event."

                    The Option terminates upon the earliest to occur of (i) the consummation of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof prior to the occurrence of a Triggering Event other than a termination by Barnett as a result of a willful material breach by the Company of its covenants contained therein; or (iii) twelve months after the termination of the Merger Agreement if such termination occurs after the occurrence of a Triggering Event or is a termination by Barnett as a result of a willful material breach by the Company of its covenants contained therein (provided that if a Triggering Event occurs within 12 months after termination of the Merger Agreement as a result of a material willful breach by the Company, the Option will terminate 12 months from the expiration of the last Triggering Event to expire, but in no event more than 18 months after such termination of the Merger Agreement).

                    The Class A Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the Merger is consummated, the number of holders of record of Company Common Stock will fall below 300 persons and the Company Common Stock will become eligible for deregistration pursuant to Section 12(g)(4) of the Exchange Act. In addition, if the Merger is consummated, the Company Common Stock will cease to be authorized to be quoted on a national securities exchange.

                    Except as set forth in this Item 4, the Merger Agreement, the Stock Option Agreement or the Voting Agreement (as defined below), neither Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of
          Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Barnett may be deemed to have sole voting and dispositive power with respect to the Class A Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 2,974,658 shares of Class A Common Stock. By reason of its recent purchases of Class A Common Stock, Barnett has sole and voting dispositive power with respect to 120,000 shares of Class A Common Stock, or, when combined with the shares of Class A Common Stock subject to the Option, approximately 28.6% of the shares of the Class A Common Stock believed by Barnett to be outstanding as of January 15, 1997 (after giving effect to the exercise of the Option). However, Barnett expressly disclaims any beneficial ownership of the 2,974,658 shares of the Class A Common Stock which are obtainable by Barnett upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

                    Except as set forth above, neither Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, owns any Class A Common Stock.

                    (c) The following purchases of Class A Common Stock were effected by Barnett during the past 60 days:

                 Trade            Number of          Price Per
                  Date              Shares             Share

                1/17/97             67,600             $32.75
                1/17/97             21,000              35.69
                1/21/97              9,500              37.75
                1/21/97              4,600              38.00
                1/22/97              6,200              38.38
                1/22/97             11,100              38.25

                    The foregoing purchases were accomplished through brokerage transactions effected through The Nasdaq National Market. Except as set forth above, neither Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Class A Common Stock during the past 60 days.

                    (d)  Inapplicable.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Class A Common Stock.

                    Barnett also entered into a Voting Agreement, dated as of January 14, 1997 (the "Voting Agreement"), with certain holders of the Class B Common Stock (the "Voting Shareholders"). Pursuant to the Voting Agreement, the Voting Shareholders agreed to vote or cause to be voted all of the Company Common Stock (including shares of the Class A Common Stock) beneficially owned by them, with certain exceptions, in favor of the approval and adoption of the Merger Agreement. The Voting Shareholders also agreed to vote against the approval and adoption of any other Acquisition Transaction that may be presented to the Company's shareholders. Based on the shares of the Company Common Stock believed by Barnett to be outstanding as of January 15, 1997, the shares of Company Common Stock covered by the Voting Agreement constitute approximately 17% of the issued and outstanding Class A Common Stock and approximately 87% of the total voting power of the Company.

                    Except for the Voting Agreement and except as provided in the Merger Agreement or the Stock Option Agreement as set forth in Item 4, neither Barnett nor, to the best of Barnett's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

          Item 7.   Material to be filed as Exhibits.

                    Exhibit 1--    Agreement and Plan of Merger,
                                   dated as of January 14, 1997, by
                                   and among Barnett Banks, Inc.,
                                   Merger Sub and Oxford Resources
                                   Corp.

                    Exhibit 2-- Stock Option Agreement, dated as of January 15, 1997, between
                                   Barnett Banks, Inc. and Oxford
                                   Resources Corp.

                    Exhibit 3--    Voting Agreement, dated as of
                                   January 14, 1997, by and among
                                   Barnett Banks, Inc. and certain
                                   shareholders of Oxford Resources
                                   Corp.


                                   SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: January 27, 1997

                              BARNETT BANKS, INC.

                              By /s/Hinton F. Nobles, Jr.
                                 Name:  Hinton F. Nobles, Jr.
                                 Title: Executive Vice President



                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF BARNETT BANKS, INC.

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Barnett Banks, Inc. ("Barnett") is set forth below. If no business address is given, the director's or officer's address is Barnett Banks, Inc., 50 North Laura Street, Jacksonville, Florida 32202. Unless otherwise indicated, each occupation set forth beneath or opposite a director's or an executive officer's name refers to employment with Barnett.

          DIRECTORS

          Walter H. Alford                 Alvin R. Carpenter
          Executive Vice President/        President & CEO
              General Counsel              CSX Transportation Inc.
          BellSouth Corporation            500 Water Street
          Suite 2002                       Jacksonville, Florida 32202
          1155 Peachtree Street, N.E.
          Atlanta, Georgia 30309-3610

          Dr. Rita Bornstein               Marshall M. Criser,
          President                        Chairman
          Rollins College                  Mahoney Adams and Criser
          Campus Box 2711                  3300 Barnett Center
          1000 Holt Avenue (32789)         50 Laura Street (32202)
          Winter Park, Florida 32789-      P.O. Box 4099
          1599                             Jacksonville, Florida 32201

          James L. Broadhead               Dr. Jack B. Critchfield
          FPL Group, Inc.                  Chairman & CEO
          Chairman & CEO                   Florida Progress
          P.O. Box 14000                   Corporation
          700 Universe Boulevard           1 Progress Plaza (33701)
          Juno Beach, Florida 33408        P.O. Box 33042
                                           St. Petersburg, Florida 33733

          Allen L. Lastinger, Jr.          Charles E. Rice
          President and Chief Operating    Chairman & CEO
          Officer

          Clarence V. McKee, Esquire       Frederick H. Schultz
          Chairman, President & CEO        Schultz Investments
          McKee Communications, Inc.       Barnett Center, Suite 2725
          2701 N. Rocky Point Drive        50 North Laura Street
          Suite 630                        (32202)
          Tampa, Florida  33607            P.O. Box 1200
                                           Jacksonville, Florida 32201

          Remedios Diaz Oliver             Stewart Turley
          President & CEO                  Chairman
          All American Containers, Inc.    Eckerd Corporation
          11825 NW 100th Road              8333 Bryan Dairy Road
          Building 1                       Largo, Florida 33777
          Miami, Florida 33178

          Thompson L. Rankin               John A. Williams, Chairman
          President & CEO                  Post Properties, Inc.
          Lykes Brothers, Inc.             3350 Cumberland Circle
          111 E. Madison Street (33602)    Suite 2200
          20th Floor                       Atlanta, Georgia 30339
          P.O. Box 1690
          Tampa, Florida 33601


          EXECUTIVE OFFICERS

          Hinton F. Nobles, Jr.    Executive Vice President
          Charles W. Newman        Chief Financial Officer
          Richard C. Brewer, Jr.   Chief Credit Policy Executive
          Judith S. Beaubouef      Chief Legal Executive
          Richard A. Anderson      Regional Banking Executive -
                                   North Region
          Susan S. Blaser          Chief Marketing Executive
          M. Alex Crotzer          Chief Business Banking Executive
          Gregory M. Delaney       Chief Accounting Officer and
                                   Controller
          Douglas K. Freeman       Chief Consumer Credit Executive
          Lee E. Hanna             Chief Retail Delivery Executive
          Richard H. Jones         Chief Asset Management Executive
          Paul T. Kerins           Chief Human Resources Executive
          Patrick J. McCann        Director of Finance
          James F. Mondello        Regional Banking Executive -
                                   South Region
          Richard J. Redick        Chief Technology Executive


                               INDEX TO EXHIBITS

           Exhibit
           Number         Exhibit

             1            --   Agreement and Plan of Merger,
                               dated as of January 14, 1997,
                               by and among Barnett Banks,
                               Inc., Merger Sub and Oxford
                               Resources Corp.

             2            --   Stock Option Agreement, dated
                               as of January 15, 1997,
                               between Barnett Banks, Inc.
                               and Oxford Resources Corp.

             3            --   Voting Agreement, dated as of
                               January 14, 1997, by and
                               among Barnett Banks, Inc. and
                               certain shareholders of
                               Oxford Resources Corp.